Filed by Spartacus Acquisition Shelf Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Spartacus Acquisition Corporation

(Commission File No. 001-39622)

Conference Title:  NextNav Investor Day

Date: September 14th 2021

Gillian Smith: Good morning and good afternoon, everyone. Welcome to NextNav’s investor day. I’m Gillian Smith, NextNav’s, Vice President of Marketing and Communications and, on behalf of the entire team, thank you very much for joining us today. We would have liked to have held this event in person, but out of an abundance of caution for everyone, decided to broadcast it to you all virtually. Over the next few hours, you’ll hear from several senior leaders here at NextNav, including our Chairman, Gary Parsons, and our CEO, Ganesh Pattabiraman. Today’s event is structured to provide you with an intro from the Spartacus Acquisition team and why they believe NextNav is such a compelling opportunity. Then, the NextNav team will provide background on the company, a deep dive into the technology and multiple use cases. We’ll then wrap up with a review of the financials and a Q&A session.

All of the presentations shown today will be posted to our IR website shortly after the conclusion of today’s event, and the transcript will follow thereafter. Before we start, I must let you know that we will be making forward-looking statements in today’s presentation, so please do take the time to read this disclaimer on the screen. Forward-looking statements include, but are not limited to, any statement that refers to expectations, projections, guidance, or other characterizations of future events, including financial projections or future market conditions. Our actual results may differ materially from these forward-looking statements, and we make no obligation to update these statements. For more information about factors that may cause actual results to differ from forward looking statements, please refer to Spartacus’s filings with the SEC.

And as a reminder, after our CFO, Chris Gates, wraps up his section, we’ll move to a question and answer session with Chris, our Chairman, Gary Parsons, President and CEO, Ganesh Pattabiraman and you can submit your questions at any time during the event through the chat box on the lower left-hand corner of your screen. Before we jump into the presentations, we’d like to kick off today’s event with a company overview video on NextNav. Following that, Neil Subin of Spartacus Acquisition Corporation will join us to talk more about Spartacus and why NextNav was such a compelling partner to them. With that, let’s get started.

Video:	GPS is at the core of the global economy creating over $700 billion of US economic activity in 2021 alone. But it’s a single point of failure and not designed for the future. GPS needs a new dimension that is 3D, indoor, urban, secure. NextNav is next gen GPS ‒ more available, more resilient, more accurate. Powering public safety, critical infrastructure, gaming, the future of transportation, experiences, NextNav has a nationwide deployed network, vital and fully integrated, critical for safety in a mobile economy. With the $100 billion market, we can power every interaction, create new experiences, protect the economy, save lives. NextNav.

NextNav Investor Day

Neil Subin: Welcome everyone to the NextNav’s investor day. I’m Neil Subin, CIO of MILFAM, one of the Spartacus sponsors. And again, I want to offer a little bit of background on Spartacus and why we think the NextNav business is a truly compelling opportunity. Spartacus Acquisition Corporation was a collaboration among the family office that I run and a group of investors and managers I partnered with over the past 20 years in various wireless and telecom investments. And, coming into this transaction, we knew that SPACs had become a very crowded space and, because of this, it was very important to us to be discriminating when it came to the target selection. And so in starting Spartacus we had a few guiding principles that we committed to around that. First, the target had to be truly differentiated. Second, it needed to be sourced because of our relationships. Third, it had to be squarely with our mandate and skillsets. And finally, it had to be a target that would benefit from and appreciate that the Spartacus team could bring more to the table than just capital ‒ that, importantly, our team could have a meaningful impact on the creation of long-term value.

I firmly believe NextNav checks all those boxes. The combination of eight megahertz of valuable low band spectrum covering two and a half billion megahertz pops, robust foundational IP, a deployed network, and world-class partnerships offer us a generational opportunity to bring GPS into the 21st century. It’s an opportunity to open up a mobile native GPS network that’s impervious of blockage, ubiquitous, and three-dimensional. In short, NextNav’s assets are irreplaceable, disruptive, and extraordinarily valuable. We believe there’s a $100 billion total addressable market opportunity with NextNav. Never before has there been a hyper-accurate, ubiquitous, resilient, three-dimensional positioning navigation and finding network. There are multiple possibilities for disruptive use cases and, like other networks in the past, it’s the network itself that drives the use cases, not the opposite.

I’ve known many of the NextNav team members for several decades and had quite a few successful wireless investments with them ‒ in particular, the folks at Columbia Capital and Dr. Raj Singh. But what was so remarkable about working with them in the past is that we’ve been able to identify underappreciated and underutilized wireless assets and help to create significant value. Over the past several months I have, again, become confident that, together ‒ through our extensive experience, strategic thinking, industry and government relationships ‒ we are creating another incredible opportunity.

Now many years ago, I partnered with Columbia and Raj on the spectrum licenses that I bought out on bankruptcy. I had a thesis on what the highest and best use case might be, but didn’t have the relationships to advance it. Columbia and Raj did, and together we worked with XM radio and its chairman on a test set on those things. It worked, and one thing I learned from that experience was that chairman was an incredibly creative, outside-the-box thinker and one of the great wireless entrepreneurs that I’ve met. That guy’s your next speaker. He’s now the Chairman of NextNav, having been involved in NextNav since its earliest days, Gary Parsons. So with that, I’ll turn the presentation over to Gary to walk you through the NextNav business plan.

NextNav Investor Day

Gary Parsons: Well, thank you very much, Neil. And welcome everyone. I know that many of you have heard me say this before, but I actually see a lot of similarities between XM satellite radio and what we’ve been doing at NextNav. Both were disruptive technologies entering extremely large markets and, frankly, ones that largely no one else had focused on. Like XM, NextNav has spent years developing and deploying its technology before beginning commercial service and we believe that NextNav’s decade of development work will create an enduring platform much as Sirius XM did. Now, what is that big, huge market that everyone’s ignoring? Well, it is frankly GPS, which as Neil says, it’s the core of the global economy. As you saw in the introductory video, GPS drives nearly $700 billion of US economic activity every year and, most strikingly, that impact doubles approximately every three years. And that’s a fact the US government has been tracking since 1984.

And while GPS has fostered this massive growth in these vast array of different markets, it unfortunately represents a single point of failure for many of those same markets. And also, as a satellite service, it has inherent limitations that have to be addressed to keep this phenomenal growth trajectory accelerating into the new market applications that we see. Because if we get down to it, GPS is a 1960s technology. It was designed to operate in minimal interference environments, in an unobstructed view of the sky, and that’s hardly today’s urban commercial environment. GPS suffers significant performance problems as soon as it gets in an urban environment, and particularly indoors where the signal just can’t penetrate. It lacks floor level altitude detection capabilities. The weak signal is easily jammed and it has no encryption and can be spoofed. In fact, a lot of markets ‒ as diverse as public safety, gaming, national security ‒ regularly encounter these instances of spoofed locations.

NextNav technology addresses all of these fundamental weaknesses; it’s more powerful, more available, more resilient, more accurate than GPS alone. And it is, in fact, fully encrypted to prevent spoofing. In doing so, NextNav creates a massive opportunity set. We believe there’s over $100 billion total addressable market opportunity worldwide, with $50 billion in the United States alone. When we went about assessing those markets, we did not include, for example, China and Russia, even the huge Chinese market, because GPS technologies and location services themselves can be problematic in those markets. So we left those out. We also included only a small fraction of the US market where we believe NextNav’s unique capabilities are the most compelling.

All those market segments include the app economy (apps requiring dependable, horizontal and floor-level vertical location data, particularly in those urban and indoor areas; autonomous vehicles, air taxis, drones that require resilient location service; and, of course, vertical, critical infrastructure like cellular networks, power grids, financial services, all of which do require a backup timing solution protection against that single point failure. I’ve talked about these before in the past, so I’m going to be pretty brief since the folks you really want to hear from are the executives who will be making this happen. Dan Hight will explore these various market segments in more detail shortly. Chris, in addition to the financials, will give you an update on where we stand in the merger process. Dr. Arun Ragupathy will take you on a deeper dive into the technology, but let me first put just a little bit of context on the interaction between our technologies and these addressable markets.

As Dr. Raghupathy will explain in detail, NextNav is deploying two different technologies, but that work in harmony. Our Pinnacle network provides floor-level altitude with existing horizontal location systems. It’s fully deployed nationwide today. It’s providing commercial service today with our partner AT&T and these market segments that most need the Pinnacle service include the overall app economy, data market analytics, gaming, augmented reality apps, as well as public safety, first responders, situational awareness, and E911, as well as many enterprise and IoT applications. That’s where you’ll see the preponderance of the market activity and the revenue generation over the next couple of years. Now, our TerraPoiNT network is, in fact, the true terrestrially based next gen or GPS 2.0 network, which we will expand from today’s very limited geographic availability into a nationwide footprint over the next two years.

You’ll hear from David Knutson, who will discuss this network deployment initiative a little bit later in the program. Market segments that require TerraPoiNT as opposed to Pinnacle include critical infrastructure protection and timing services, the most demanding of the enterprise IoT solutions, as well as those autonomous vehicles, air taxis, and drones. And traction in those markets and revenue generation will begin as the full nationwide deployment completes in the 2023 and 2024 timeframe. Now, let me turn it over to Ganesh, who will provide a deeper dive into the business and our go-to-market strategy for both of these technologies. Ganesh?

NextNav Investor Day

Ganesh Pattabiraman: Thanks, Gary. Morning folks. It’s great to see you all again. I thought I’d start off by giving you a little bit of perspective of how we got here, to give you a view into how we see the world going forward. We started NextNav nearly a decade ago after spending about a decade at Qualcomm putting GPS into mobile phones, and that made Qualcomm the largest GPS chipset provider in the world. From that experience, we understood the limitations of a space-based positioning system. And so we developed a thesis. Our thesis was very simple. If we were to build a network that had similar characteristics as GPS, but actually overcame the limitations of GPS, then we could‒ and it worked in the places that we live, work and play‒ then we can have an outsize impact similar to GPS on the overall economy and the marketplace.

The characteristics of these systems had to be, they had to be terrestrial. They had to be scalable and should leverage the GPS technology to minimize the impact on the ecosystem. We’re happy to say that thesis has largely been upheld, not only in the US, but globally. And that makes us extremely excited by that prospect. As you’ll hear from the team, the testimonial from our customers, and industry partners, what we’re bringing to the marketplace is very unique and it’s buttressed by our network, spectrum, and IP asset, which really puts us in a unique position in the marketplace. We’re going to the market with two world-class products‒ the Pinnacle technology, and the TerraPoiNT. Pinnacle delivers altitude with current GPS based technologies. The TerraPoiNT system, on the other hand, is a ground-based version of the GPS satellite constellation. It leverages the cellular network infrastructure and our low band spectrum to deliver a signal that’s over 100,000 times stronger than GPS and, collectively, these assets have helped us make TerraPoiNT the best-in-class solution.

The TerraPoiNT service was tested extensively by the Department of Transportation in a blind test that was held last year. And they evaluated over 10 different location technologies, and the TerraPoiNT system outperformed all of them in not only its capabilities, but was also the only service that could deliver the equal end services of what GPS provides of position navigation and timing. And so we were ranked to be the highest performing technology in the DOT trials. Other location technologies that are based on Wi-Fi or cell ID types of techniques are just not as precise or reliable, and can’t even provide timing in many cases. The Pinnacle service was determined to be the most accurate solution in the marketplace. It’s not tied to any crowdsource techniques or uncalibrated weather sources. Our solution exceeds the FCC’s Z-axis requirements, and this was proven in a blind test conducted by an independent third party, the Cellular Telephone Industry Association, or CTIA, as many of you know it as.

Looking ahead, we expect NextNav to become the leader and the global standard for location and timing services. Our technology reflects a global IP portfolio of over 100 plus patents covering the core technology, network design, and service capabilities. Let me add a little bit of color on our spectrum asset, which again is something that’s very unique. We’re a sole licensee of eight megahertz of contiguous low band spectrum. This is sub gigahertz spectrum, so it can penetrate indoors and urban environments really well. It sits in the middle of two bands of LT owned by Antrix and what that does is allows us to be integrated into mobile handsets quite easily. It has the right economics to support the application we’re targeting, and we’re virtually nationwide covering 93% of the population. So as you can see, we’ve got a very exciting business with an expansive competitive advantage that we’re very excited to bring to market.

Now, let me walk you through our go-to-market strategy and approach. We’ve taken a sequential and a de-risked approach to penetrating the $100 billion market that Gary talked about. Our first priority is to penetrate the US market. This represents about half of that $100 billion, or about $50 billion of opportunity. Our plan here is to partner with key platform providers that have an outsized impact on the mobile ecosystem. So we’ve got a strategic partnership with AT&T where we have a network deployed in their facilities. They provide power and LTE, and they are able to sell our vertical services to over 10 million first responders. We, in exchange, are free to offer services to other third parties for floor-level altitude using the same infrastructure.

NextNav Investor Day

We have a partnership with Unity and Unreal, two of the largest gaming platforms in the world, that gives us access to a rough two thirds of the mobile gaming applications worldwide and that can leverage the Pinnacle Z SDK, which has about greater than two billion monthly active users. As some of you may have noticed, we announced a partnership just last week with Atlas Reality for Atlas Earth, an immersive 3D gaming experience that blends the real and virtual worlds. We expect many more announcements such as those to come out in the next few months. We have a partnership with Gimbal, which gives us access to over 180,000 retail and in-stadium applications and over 120 million monthly active users. So, as you can see, by partnering with these large platform providers that has a domino effect on the overall market. We’re now able to get to tens of millions or hundreds of millions of users in a very short amount of time.

Our business model in all these cases is very simple‒ we sell access to our network. How we sell access is optimized for the end user applications that leverages it. This could be based on a flat monthly fee or a per transaction fee or a revenue share. It really depends on the application. We expect to take these opportunities to be global. Every one of the market segments that we’ve talked about so far are equally relevant in other countries, as they are in the US. To give you a few data points, our solution is internationally accepted as a global standard by 3GPP, which is the standard setting group that sets the LTE and 5G standards. We’re working with carriers and governments and infrastructure providers in countries such as Japan, Germany, Canada, and the Middle East to deliver NextNav services. In Japan, for instance, which is, as you know, a very highly vertical and urbanized market, we have a partnership at MetCom, which is a Sony Kyocera funded entity. They’re launching Pinnacle and TerraPoiNT services targeted for the Japanese market.

As part of this partnership, we get access to over 3,000 sites that Sony and Kyocera maintain across Japan and our infrastructure can be co-located with them. The Japanese government has, in fact, even allocated over five megahertz of spectrum to MetCom on an experimental basis to establish the business case for TerraPoiNT in Japan. We expect to have similar deals in other parts of the world. To better understand some of these partnerships and relationships, let me turn it over to Dan Hight, our VP of Business Development and Partnerships who will walk you through this in greater detail. Dan?

Dan Hight: Thanks, Ganesh, and good morning. So now that we’ve introduced the technology at a high level and our go-to-market strategy, let’s dig into the technology, how this technology is changing the landscape for many of the verticals that we serve. Our TerraPoiNT and Pinnacle service have many different use cases. A few of those being public safety, the app economy, drones, air taxis, autonomous vehicles, and Internet of Things. I want to dive down into our Pinnacle service, which is now commercially available in 4,400 cities today. We think about making cities safer, really the core of where NextNav started was at our roots of public safety and first responders. This was the origins over 10 years ago of solving this. When you think about traditional location services being two dimensional, only providing latitude and longitude, it makes it difficult to understand if first responders are on the same floor, or if they’re spread out throughout the building.

By adding our Pinnacle Z access service, which provides the vertical dimension, now we can visualize an emergency scene in full three dimensions. This allows incident commanders to better provide response capabilities, leading to better outcomes and ultimately saving more lives. We are very proud of our partnership with AT&T, as both Ganesh and Gary had mentioned, and we’ve launched this service via FirstNet built by AT&T nationwide now. One of our partners includes 3AM Innovations, who is bringing this service now to firefighters across the country. But it extends beyond just the first responder market, this also goes to the general public through emergency 911. In fact, there’s over 240 million calls made each year for 911. And adding vertical is critical in urban markets where the vertical dimension really matters. The FCC recognizes this by mandating that wireless carriers provide the altitude dimension for E911 beginning next year on the top 25 markets, expanding beyond that to the top 50 markets in 2023, and then nationwide by 2025.

NextNav Investor Day

And as Ganesh mentioned, we’re proven to have deployed our network, now independently tested by a third party, to not only meet, but exceed the FCC regulations with plus or minus three meters of accuracy, 94% of the time, which is obviously critical for first responders and public safety. And we’re in active conversations with a number of carriers to provide the solution as part of their mandates for E911. We’ve broaden that to the general consumer application space. Applications that rely on geolocation, it’s very important because inaccurate spoof location can be very costly, both in terms of consumer experience, but also in terms of ad fraud. And, speaking of ads, the mobile market is estimated to be $208 billion by 2025 and approximately 40% of this inventory is location enabled. So it’s very important to have accurate location when we come to this space. This leads to better improve consumer experience, leading to better brand recognition with advertisers, better ultimate customer retention, lower user acquisition costs, and ultimately increase lifetime value of those consumers.

And awareness is quickly building among both developers and marketers for this service as they’ve been long looking for more accurate location information. As Ganesh mentioned, we launched our partnership with Gimbal and we’re very proud of that. They provide location services for a number of retailers, including Footlocker, Kohl’s, Ulta, Sephora, just to name a few. They also provide location services for stadiums, including MetLife Stadium in New Jersey, State Farm Stadium in Arizona and Golden One Center in Sacramento. So we’re very excited about that partnership and what it can do. One of their solutions is an on the way SDK, which provides seamless pickup experiences for consumers by letting the stores know the customer’s ETA when they’ll be arriving, ultimately, when they get to the site and providing real-time updates to make sure that it’s a seamless experience when they’re doing click and collect services. By adding the Pinnacle service and adding that vertical dimension, particularly in urban areas, it’s going to lead to better ETA planning, both for the consumer and for the retailer that they work with.

Chris will go into more detail on this in terms of the monetization strategy for this, but in this segment, we generally have a variable fee structure that allows us to recognize the upside potential of this market in many different ways. When you look at the gaming space, gaming is obviously a massive market. At $90 billion, mobile makes up over half of the global market, $175 billion in 2021 as according to NewZoo. And this is expected to grow even more, to about $215 billion by 2024. Augmented reality, particularly for games, thrives with more accurate location. Adding this vertical dimension allows games to be more dynamic and immersive. An example of that would be say you’re climbing to higher levels of a building to get extra points, or you’re on the 30th floor of a building and you’re shown a pterodactyl instead of a tyrannosaurus rex, as an example. We’ve made the technical effort to integrate this solution very low, but it literally opens up a whole new dimension for geolocation games and AR content. And we’re very excited about that.

We’ve announced a partnership with Unity through their verified solutions partner program that allows for developers on the Unity platform to seamlessly integrate our technology very simply through a plugin that we developed for the Unity platform. We also work with Epic games, who owns the Unreal engine, and they awarded us an Epic MegaGrant to develop a plugin for their platform. Again, recognizing the importance of this. So now we have the two largest game engines, as Ganesh mentioned, that control about two thirds of the gaming market that can elevate games, but also industrial applications, digital twins, all in an effort to expand into the metaverse overall.

And as Ganesh mentioned, we announced a partnership last week with Atlas Reality. They have a new game coming out called Atlas Earth which, to our recollection, this will be the first time that gaming actually invokes the vertical dimension and the actual gameplay itself. Also Atlas Reality expects this to help prevent player spoofing on their location, as Gary mentioned, it’s a big problem overall in the gaming industry. So they look to solve that and we look forward to working with them in that endeavor.

NextNav Investor Day

When we look more broadly than that, TerraPoiNT, as Gary was mentioning, we think that tomorrow’s transportation will need the next generation of location services. There’ll be over five million autonomous vehicles in the US by 2030 and this requires precise and resilient location than what your GPS can provide on its own. As we know, GPS is largely unreliable in urban areas because buildings are interfering with the signal coming from GPS and this is critical to autonomous vehicle operation.

TerraPoiNT provides a resilient and a secure layer for position navigation and timing covering an entire metro area, which David will cover a little bit later on our network deployment. Autonomous driving will rely on seamless and highly available full 3D position navigation and timing solutions. And when it comes to drones and urban air mobility, the stakes are even higher. Navigation in urban area requires precise, 3D situational awareness for taxis and drones. And when broadly deployed, we think that our TerraPoiNT service will provide a resilient and supplementary signal for urban area navigation, timing, or takeoffs, and landings. NASA is working with us for over two years where we’ve deployed a service at their Langley research facility for urban area drone navigation testing, and we’re negotiating with them for a west coast facility as well for their collaborations with Silicon Valley companies.

When we think about overall partnerships in this space, we’re very excited about our partnership with Joby Aviation, where this technology will help from an air taxi perspective. From drones to autonomous driving to air taxis, as well as critical infrastructure, safety, security, and dependability are paramount. And GPS by itself, as Gary mentioned, is vulnerable and requires next generation GPS to unlock these markets. Next, you’re going to hear from Dr. Arun Raghupathy, who was co-founder of NextNav and our Senior Vice President of Technology, and will do a deep dive into both of our technologies. But first we’re going to let you hear from some of our partners that could talk about how NextNav’s Pinnacle service is literally changing the game and introducing new capabilities to these platforms.

Video:	From my experience with the New York City Fire Department for over 20 years, we were really just taking educated guesses as to where firefighters were on the fire scene. We need to know where our personnel is at all times.

We know that gamers want a more immersive experience, and we’re specifically focused on merging the physical world with the digital world. When people talk about the metaverse, they are usually talking about some really interesting aspects of contextual computing, things you see in movies, where you have digital ads flashing, or you have a notification that something you like is nearby. All of this requires real-world data. This to me is that next step in sort of contextual computing, where all of these devices have much more world awareness, including GPS.

Customers now expect any experience with some kind of brand’s app to be dynamic, on time, and really creating value to help their lives. Are they on the first floor or the second floor of a mall coming to pick up their shoe order? And the only way to truly do that is to understand the X, Y, and Z components. So NextNav, honestly, was a game changer for us. Really, one of the very first things when I took over this department at Gimbal was to figure out a way that we could create scalable solutions that didn’t require us installing hardware. NextNav allows us to accurately understand where a user is at at any given moment.

Location based gaming has typically been X and Y, right? And there’s never been a Z axis involved until now. We’re actually taking a pretty big leap saying, “Hey, we’re going to do this with the Pinnacle technology” and, with NextNav in particular, it comes down to trust. And so when we introduce something like altitude into our games, we cannot have that functionality basically misfiring.

NextNav Investor Day

When it comes to, especially to work on augmented reality, this is something people dreamed about forever. And so now we’re finally at that stage where we can start to get to consumer grade.

What we’re able to do is get our vertical location through standard devices ‒ cell phones, tablets, GPS, off radios, smartwatches ‒ and with enhanced 911, with finding them, and with vertical geolocating, we can pinpoint right where they are. And even if they move, we now know their exact location. We need something like NextNav in order to actually understand where we are in relationship to the rest of the space. And we are not able to have these types of more personalized or smarter apps or experiences, unless we have that data.

When you think about what NextNav’s Pinnacle solution allows, we don’t have to think, “oh, that’s off limits” anymore and that’s the beauty of what NextNav is delivering. This is truly lifesaving technology for firefighters, EMS, police officers, and even active shooter incidents.

This is really just kind of scratching the surface because there’s so many untapped potential inside of the location space and it’s highly dependent on a partner like NextNav to help us get there.

Dr. Arun Raghupathy: Thanks, Dan and very good morning to everybody. It is indeed a pleasure for me to talk about NextNav technology in some depth. To start with, at the outset, I’d like to mention a key philosophy that underpins our technology offerings, Pinnacle and TerraPoiNT. It is that the technologies are purpose built for location, which makes them unique in the marketplace.

I’ll start by talking about our Pinnacle technology ‒ the problem statement, the challenges and the solution. When we first started looking at the altitude problem at NextNav there was no existing technology that could, firstly, provide an accurate floor-level altitude indoors and, secondly, provide it in a scalable, ubiquitous manner. For example, GPS is mostly unavailable indoors, and even when it’s available, it is unable to provide an accurate altitude. Solutions using RF signals are limited in accuracy indoors due to the reflections and therefore cannot provide an accurate altitude.

Proximity-based solutions, such as Bluetooth beacons, are also not scalable in terms of deployment and management. That is when the idea of pressure-based based altitude system that can cover a wide area was conceptualized at NextNav. What is a pressure-based altitude system and what does it take to compute pressure based altitude? Pressure-based altitude requires two components: the reference pressure at the known height and the environment pressure at the user location. Since pressure change with attitude is a well-defined function, the difference between these two pressures is used to determine the user altitude relative to the known reference height.

NextNav Investor Day

What about existing pressure-based altitude systems and what are their limitations? While pressure-based attributes systems have been in use for a long time, none of them were required or able to achieve floor-level or 10 feet accuracy consistently and ubiquitously. For example, altitude solutions in the aviation industry only required target accuracy in the order of hundreds of feet, which is sufficient to keep airplanes sufficiently vertically separated. What are, then, the key challenges to building a mass market solution that can deliver floor-level altitude accuracy using pressure-based systems? While low-cost pressure sensors are now most commonly available in mass-market devices, such as smartphones, they drift significantly and can introduce altitude errors to the order of three to 10 floors.

The other key challenge is the lack of an accurate local real-time reference pressure. Without reference pressure, even on a normal day in the absence of extreme weather, daily pressure radiations can introduce errors on the order of 10 or more floors. There are weather networks that sample pressure, but pressure accuracy required for weather prediction produce errors of the order of 10 or more floors. So let us see how Pinnacle system can address these challenges. The Pinnacle solution consists of three key components: the device sensor, the altitude station, and the cloud software. The first component is the device sensor that measures pressure and other environmental conditions and sends the measure data to the cloud. The sensor is disciplined by a combination of Pinnacle software on the device and the cloud to manage its drift. The second key component is the altitude station that measures local environmental conditions, including reference pressure and sends it to the cloud software. The altitude stations have been organized and deployed in a Pinnacle network, which has been explicitly designed to accurately measure real-time, localized reference pressure. The cloud software compensates for weather effects and manages the sensor drift as well to deliver precise altitude, which is then provided to the end user application. Performance of this Pinnacle system has been verified in multiple tests. As was mentioned by Dan earlier, in CTIA testing, our performance significantly exceeded a three meter or 10 feet, 80% Z-axis benchmark set by the FCC. Pinnacle, in fact, provided floor-level accuracy 94% of the time, which was significantly better than the other technologies that participated.

Now that we have seen the technology behind Pinnacle, we wanted to show you a demo. We did this demo in a multi-story hotel in Santa Clara with three demo participants, including an observer outside the building and two demo users inside the building, to show how our technology can be used across a variety of applications, including finding emergency callers, non-local tracking, delivery and gaming. Let’s watch that video now.

NextNav Investor Day

As you heard from Dan, our Pinnacle technology is already being used by first responders to enhance situational awareness. In our demo here, the observer outside can see herself on the 3D map of the hotel and the others located inside. Demo User 1 is going into the building and she can see not only our own position, but also the other users. Demo User 2 is up on the 10th floor. He is going to use the elevator to descend to the lobby level where Demo User 1 is. On the left-hand side in the app, you can also see an altimeter – which is providing real-time altitude in feet – as Height Above Terrain. This basic visualization shows the dots representing people moving around within the building, but it is important to note that the altimeter changes as well. This is just one example of situational awareness that will occur in a number of scenarios, including finding 911 callers or lone workers in an emergency. For first responders or any other application, the visualization can look very different, but the ability to have precise floor level accuracy can be used in a variety of applications, as mentioned before.

Now, let’s switch focus to the technology behind TerraPoiNT. The TerraPoiNT service delivers a 3D PNT solution using a terrestrial network of wireless transmitters. The network’s ability to cover urban canyon facilitates use of TerraPoiNT as a 3D location solution for drones, urban air mobility, and autonomous car use cases. The Network’s inbuilding penetration facilitates usage in applications, such as indoor position tracking for IoT devices and in navigation applications. The TerraPoiNT network is a broadcast network, which inherently means it has unlimited capacity. For example, whether there are one million users or a billion, the network cost remains the same for the TerraPoiNT service. The network itself requires far fewer sites when compared to a cellular network.

In fact, the TerraPoiNT network requires only about 10% of the sites required for traditional cellular network deployment. For example, in the San Francisco Bay Area network, which includes Silicon Valley and San Jose, we use about 100 sites to cover roughly 900 square kilometers. The network can be deployed in flexible configurations such as wide area macro networks or campus area networks. An example of a wide area deployment is the San Francisco Bay Area network, while an example of a campus network deployment is a network on NASA Langley campus in Virginia that Dan mentioned earlier. David will talk more about the network and the deployment aspects a little later. A TerraPoiNT signal design is agile in the sense that it can operate on any global spectrum band. For example, TerraPoiNT operates on the 920 megahertz band in the US and in the 860 megahertz band in Japan.

The TerraPoiNT signal uses an advantaged signal structure. A signal is designed to be similar to GPS, enabling reuse of large portions of the GPS chipset receiver capability, thus providing an easier path to commercialization. The TerraPoiNT signal has been purpose built for location, and has special characteristics incorporated into it that is quite different from traditional signals that are used in wireless communication systems. These signal characteristics, in combination with receiver processing algorithms, can significantly improve quality of timing and position in cluttered environments. The transmitters in the network are precisely synchronized at nanosecond level to universal time. Time synchronization is very important in a positioning system since every nanosecond of timing error is responsible for one foot of position error. Transmitters use disciplined atomic clocks and exchange time information with each other enabling this level of nanosecond synchronization.

NextNav Investor Day

Since the transmitters are synchronized to universal time, the transmitter signals can distribute timing wirelessly within the network coverage area. This capability facilitates use of TerraPoiNT as a wireless timing source in applications such as 5G small cell deployments, power grid synchronization, and timestamping of financial transactions. In summary, the TerraPoiNT service has an architecture that consists of a network of transmitters purpose-built for location and timing, the receiver device, along with its software and the NextNav software platform provide a resilient PNT solution. Now, let us switch gears and watch a couple of demo videos of TerraPoiNT in action. The first one, we recorded a live demonstration of our technology being used in a car driving in the Santa Clara and San Jose areas in California. Here is the video.

As many of us have likely experienced, GPS does not work well in a parking garage, particularly in a multi-story one like the one shown here. The blue tracks show the car being tracked in full 3D X, Y, and Z. It is the TerraPoiNT system in the absence of GPS. You can see the different levels are tracked precisely and the solution also does well around the corners. The same is true as we think about structures, but also multi-level highways. You can see how well the vehicle is being tracked and is also able to differentiate between different highway levels. To summarize the key takeaways from this demo, GPS is less precise and sometimes not available, for example, on streets in dense urban areas. Our TerraPoiNT system not only provides a resilient GPS layer and 3D location, but in combination with all of the car sensors, could even deliver lane level accuracy on the road, which is a critical competence for autonomous vehicles and the future of transportation.

This was an example of the kind of testing and performance that we demonstrated as part of the Department of Transportation APNT technology assessment. The DOT also conducted area testing with drones, so we wanted to show you a demo of that as well. So in this next video, we did a live demonstration of TerraPoiNT on a helicopter as it flew through parts of San Francisco, including the cluttered downtown area. Let us watch this video now. In this demo, we will be sharing the TerraPoiNT system and GPS solution simultaneously with our system in blue and GPS in yellow. On the upper right you can see how the TerraPoiNT tracks the X, Y coordinates. On the upper left, on the altimeter panel, we show the attitude from the TerraPoiNT system. We observe a brief GPS outage on the yellow part, as the helicopter sweeps around the bend there. Our system continued to track very well in 3D and is not subject to jamming or blockage even in cluttered urban areas.

TerraPoiNT is also able to provide altitude, which is particularly useful in urban areas, for multi-story structures, and for takeoff and landing in air mobility applications. Autonomous cars and urban air mobility are examples of two applications that can benefit from TerraPoiNT as an alternate PNT technology and provides a high level of system reliability that is needed for such applications. TerraPoiNT is a proven technology and has participated in multiple third-party tests during the most recent DOT tests for APNT solutions. Here’s a summary of how we performed in those tests. NextNav’s TerraPoiNT was the only technology that was able to provide a solution in all the modes that were tested: indoor and outdoor positioning, navigation, and timing. And, across all these points, TerraPoiNT was ranked number one based on a weighted metric, which was a combination of accuracy, availability, product readiness, resilience, and security. Now let us hear from the former Assistant Secretary of the Department of Transportation, Diana Roth, who oversaw this test and what she has to say about TerraPoiNT. Following this video, you will hear from Dave Knutson, who will speak to Pinnacle and TerraPoiNT’s products. So now let’s see the video then.

NextNav Investor Day

Diana Roth: GPS is absolutely fundamental to American life and the economy. Right now GPS is dependent on satellites, which are subject to problems from an electromagnetic storm, a military action, hacking, spoofing. And that’s why it’s very important that GPS be made more resilient. Congress urged the Transportation Department to look at terrestrial-based, land-based systems that were not dependent on the satellites. The first thing to do when a department is asked to back up the technology is get input from industry and test different technologies. We tested 11 different technologies, using nine scenarios and 14 measures of effectiveness. NextNav performed particularly well across all the scenarios and metrics that were tested by my team at the Department of Transportation. You can look at the 400 page report and it did very well on these different metrics. NextNav has its TerraPoiNT metropolitan beacon system. GPS is integral to infrastructure, and it’s important that it be backed up and complimented. It’s vital that people have another source for GPS other than the satellites.

David Knutson: Good afternoon. I’m David Knutson, Senior Vice President of Network Operations and Deployment. My team’s responsible for manufacturing the equipment, designing, building, and operating the networks. As you’ve heard, we have two networks, but when it comes to the design and deployment, they’re very different. So I want to run through a queue of a few of the key elements for each.

Pinnacle is a network based on passive sensors. So they’re basically sensing the local weather information, reporting that information back to the NextNav cloud. When it comes to the design and the deployment of that network, it’s based on atmospheric conditions. So our meteorological team did a very long-term analysis of weather patterns to determine the optimum site spacing to deliver that floor level accuracy.

But when it comes to site locations, we can put those up almost anywhere. They just need to be outdoors with power. We don’t need valuable antenna space, but because of our partnership with AT&T, we actually did leverage their cell sites. We tied into the power systems and were able to tie into their battery backups and generators. So we had an added level of resiliency on that Pinnacle network. Install times are two to three hours a site for single installer. To give you a sense in the broader deployment, we started shipping equipment in June of 2020 and had the network fully installed, tested, and launched by January 2021. Key aspect of what we do, and Arun mentioned this on a purpose-built network for location, we survey our elements to within 10 centimeters of accuracy. For Pinnacle we need the reference pressure at a known height and so that survey gives us that known height for that reference pressure.

Let me switch gears to TerraPoiNT now. TerraPoiNT’s a network of active broadcast transmitters, so you can think about the equipment cabinets as being almost a mini GPS with an atomic clock. Equipment cabinets are about the size of a small refrigerator. That signal is then transmitted through an antenna. It’s about the size of a broomstick, or a little bit thicker, and offers a 360 degree view around the site. But the design is different in that for TerraPoiNT, we’re really based on RF propagation modeling. So we account for antenna height, terrain, clutter, building penetration losses to come up with the network designs. Where Pinnacle’s a bit more uniform, TerraPoiNT’s very much market dependent. For TerraPoiNT we absolutely want to use the more traditional wireless cell site locations ‒ so we’re talking to rooftops, towers, water tanks, anything that gets the antennas above the local clutter.

The nice thing for us is because the cellular guys are all focused on capacity, their antennas keep getting lower and lower and lower and so sort of our ideal real estate at the top is just sitting there vacant, which is nice. Installs a bit more complicated, two to three days per site, but still less than a macro cellular site, which can take a week or more. Again, for TerraPoiNT, we do the same survey, but this time for the transmit antenna, because TerraPoiNT is based on how far the signals travel in space and time. We need the exact location for time zero for where that signal leaves the antenna. Again, traditional wireless networks don’t do this. They don’t care about it, frankly. It doesn’t matter for them. They’re not purpose-built for location and timing, so this really is a key differentiator for us.

NextNav Investor Day

So when it comes to ‒ let me recap where we have the networks ‒ so we have the Pinnacle network nationwide in 4,400 cities and towns. That same footprint also covers 90% of the commercial structures greater than three stories. So where this vertical network is needed, it’s deployed today. The San Francisco network, we’ve got that wide area network that stretches from San Francisco and the TerraPoiNT side down through the peninsula, San Jose, and then back up through Oakland. But we also have initial deployments in the remaining top 50 markets and we’re going to use the proceeds from this transaction to help densify and expand those markets. The NASA market that Dan mentioned is a little interesting in that we actually designed the network, built the network, sold them the equipment. So they own that network fully, but we have an annual recurring contract for maintenance and monitoring for that network.

Internationally, through our partnership with MetCom, we have both Pinnacle and TerraPoiNT networks deployed in Tokyo. They’re both trial networks at this point.

I want to leave you with one final point of the Pinnacle service launch in the US, and this is really a testament to the team we’ve assembled at NextNav. We had to do all of this during the peak of COVID. We had to relocate our board assembly manufacturing from India to the United States. We had to redirect all of our components shipments that were in transit all over the world ‒ in some cases, stuck due to COVID ‒ and get them to that new assembly location in Georgia. We had to source alternate suppliers due to component shortages. We had our field engineers working six to seven days a week, driving market to market to avoid airline travel as much as possible. And yet we still managed to deliver that service ahead of schedule thanks to the amazing team that we have at NextNav. Okay. With that, let me turn it over to Chris Gates, who’s going to explain the financial projections, a little bit of a deeper dive into the pricing models and then close with the transaction details. Chris?

Chris Gates: All right. Thanks for that, David. I’m Chris Gates. I’m the Chief Financial Officer at NextNav. As the team has pointed out, the combination of our technology and facilities based PNT services placed us in a really unique position. The possibilities for disruptive use cases are extraordinary and the centrality of location and timing to the global economy underpin why we see such a substantial addressable market, $100 billion globally. Now, as Ganesh has highlighted, and I think Arun got into some significant detail on this, we talk about the operating economics of our service. We’re a facilities-based operator of a broadcast network with very low marginal cost. As we add customers to our network, as we add usage to our network, we’re not driving a significant amount of incremental cost to operate our system and to provide our service and no network enhancement is required to add capacity. As we had customers and usage, we don’t need to infill as cellular systems do.

In the long-term what that means is that we expect approximately 90% of every dollar of incremental revenue to drop to the EBITDA line. Now this gives us a highly attractive long-term financial profile, and it gives us a tremendous cash generation capability as we load our system after its full construction. Now, when we talk about how we turn our network capabilities into revenue in our service areas, we provide dynamic location and timing data to our customers, primarily by licensing software and credentials to access our encrypted data. Customers build our technologies into their applications or, in some cases, devices and we bill them for their usage. Business models are flexible. One of our guiding principles is to ensure low friction access to our services. We want everyone to use 3D location and not be stuck with flat location services.

So this extends both to our technology implementation practices, as well as our billing and pricing models and business relationships. Our services add value to nearly every segment of the US economy here in the US ‒ mass market apps on your phone, enterprise and IoT services, aviation, critical infrastructure. And, as Ganesh has highlighted, we see the same possibilities globally. Now our 2021 revenue is primarily associated with the initial adoption of our services in the app economy and for public safety applications. We’re especially focused on maximizing our exposure to potential customers and building platform relationships that help us scale, like Epic, Unity, the Amazon partner network, AT&T and others. Leveraging this baseline, we expect 2022 to benefit from a rapid ramp in app economy revenue as we expand our depth with existing customers and continue to sign new agreements over the course of the year, expanding our exposure to customer relationships as we build our business.

NextNav Investor Day

Now two important factors influence, and we believe help accelerate, the adoption of our service. The first is our service is compatible with most smartphones in service today. The key component and pressure sensor for our Pinnacle network is already installed. And the second is that location is already in the central component of the app economy. People are adding a better version of services they’re used to using today. Now we’ve launched our service into five key verticals ‒ public safety, mobile gaming, in the app economy, mobile data and analytics and enterprise and IoT applications. In general, we bill either on a per user basis, for persistent or public safety applications, or on a pooled usage basis (for example, per fix or monthly or daily active users). Our pricing is benchmarked against other value-added location features, and we also support revenue share models.

The availability of our nationwide TerraPoiNT service will further enhance the value we bring to our customers and we anticipate continued strength in our domestic mass market segment, which remains about 40% of our revenue by 2026. Now, we also expect our TerraPoiNT system to unlock tremendous additional value in autonomous vehicles and EV talls, as well as accelerate the growth in enterprise IoT and other critical infrastructure segments. Now we expect TerraPoiNT to drive continued, robust growth after 2026, which is the last year of projections we’ve shown on the screen. Here is a lot of the services that TerraPoiNT is going to help unlock are still in early stages of their deployment, of course. Now, when we talk about the components of our revenue, and actually if you could go back to our prior chart, I want to highlight a key element of our financial projections.

2021, 2022 are primarily driven by our Pinnacle service that’s already deployed in 4,400 cities and towns and we’re adding customers today. We begin adding TerraPoiNT revenue in 2023, 2024, as we work through the deployment of that system, which is really the primary purpose of this transaction, and that continues to build acceleration through 2025 and beyond. And we expect international revenue to begin to contribute incrementally in 2023, especially with our Pinnacle service, which does not require spectrum allocations for international deployment. As we’ve seen with our MetCom relationships and others, that’s a service that can be deployed essentially whenever customers are ready to take it and we’re ready to ship equipment to them. And we expect that to drive continued growth as well after 2026, where it’s beginning to contribute about 20% of our revenues.

Now, when we talk about how we bill customers in our pricing models, we charge monthly user fees for customers that are especially focused on unlimited usage, public safety and enterprise loan worker tracking applications. The bulk of our business, however, is based on usage fees, where we charge customers on a per fix basis for monthly active users, daily active users, or on a per device basis as we think about consumer electronics. When we think about data and analytics and our international model, we’re focused on revenue share business as well and that allows variable revenue businesses to track their success with ours. And then for certain services, we simply charge a flat annual subscription fee. You can think about E911.

NextNav Investor Day

Now, how does this revenue turn into financial performance in our business model? I said at the outset of this discussion that we have tremendous operating leverage and what that results in is very high, gross margins as we add customers and load our network with capacity. Once it’s built out in revenue ramps, we expect gross margins to be about 73% in 2026 and approach 85% on long-term. These are similar margins enjoyed by other wireless service providers. And we expect a 46% EBITDA margin by 2026 growing to approximately 70% in the long-term. After the build-out of our network has completed, we anticipate minimal CapEx. Recall that this is largely a broadcast system, and therefore we don’t have to do capacity based augmentation inside of our network service. And we expect that to drive long-term unlevered free cash flow in excess of 50%.

Now, the build-out of our network and the ramp up of our business requires approximately $470 million in total funding. This transaction will fund nearly $300 million of that and we’re confident in our ability to raise the remaining capital as debt. We’ve borrowed against our spectrum and network assets in the past and anticipate being able to do so, as appropriate, in the future. Now, one important note in our business case, our model does not consider any revenue funding or subsidies from the US government that might be used to support the build-out or operation of our network, and we have control over the pace of our build-out both in terms of the scope and the timing of the deployment of our TerraPoiNT system. Now, with that brief financial overview, I’d like to talk a little bit about the transaction. The first thing I’d like to discuss is the transaction timing.

There are two SEC filers for this transaction. The S-4 was filed by Spartacus Acquisition Shelf Corp. and can be found there on the SEC’s website or on Spartacus’s website. The other filer is Spartacus TMTS. I’m happy to announce, or disclose or discuss, that the S-4 was effective as of yesterday, September 13th, and we’re in the process of filing the proxy statement. We’re currently expecting to hold the shareholder meeting sometime during the last full week in October and proceed to closing from there. Now this transaction with Spartacus will enable NextNav to accelerate its rollout of our revolutionary TerraPoiNT service. Remember our Pinnacle network has already built out domestically and we don’t see significant capital requirements for that system. We’ll be investing in product feature enhancements in sales, but the primary purpose of this transaction really is to accelerate what we think is the extraordinary economic opportunity unlocked by the deployment of our TerraPoiNT network. It’s not as capital intensive as a communication system, but it does require a broad deployment of radio infrastructure, and so we’re very excited to move forward with this capital formation.

And importantly, we have very good visibility into our costs. We’ve conducted initial deployments, as David has described, and because we build the equipment, we have excellent visibility into how much it will actually cost and the timing of the deployment of the system. Now, this transaction is expected to provide us with approximately $408 million gross proceeds comprised of about $203 million of cash held in trust by Spartacus and a $205 million fully committed PIPE where we sold common stock at $10 per share. This translates into a pro forma enterprise value of approximately $900 million, with significant support from both Spartacus and NextNav investors. In fact, all of the existing NextNav investors are rolling their full equity positions into this transaction. We’re very excited about that. None of the proceeds from the transaction are being used to provide liquidity to our historical investors. Now, following the transaction, we expect to be debt-free and, assuming no redemptions in the SPAC, have nearly $300 million on the balance sheet when the transaction is complete, and we think this will really help fuel and accelerate our ability to capture what we think is just a tremendous market opportunity with these capabilities.

NextNav Investor Day

Now, with that said, I’d like to summarize a little bit some of the investment highlights. We’re deploying a next generation GPS solution that sits at the core of the global economy. We have a bullet on the page that says the app economy, but I think Gary and Ganesh have amply illustrated, and the team, that GPS is really central to a host of industries and applications. And we’re very excited about being able to bring our capabilities into those segments. Our deployment is already started. We have our national Pinnacle service available. It’s a sequential deployment that de-risks the business in a significant way. We have a significant competitive moat ‒ we have national spectrum assets, a robust IP portfolio, deployed network assets and we have a growing list of blue chip customers in public safety.

We’re partnered with AT&T, Epic Games and Unity in the gaming segment. In mass market consumer, our Gimbal relationship we’re looking to leverage across hundreds or thousands of end user applications. And we have world-class board of directors and shareholders who have been leaders throughout their careers in wireless and location services. We’re bringing unrivaled capabilities to help us attack a $100 billion global addressable market.

And so, with that said, before we jump into Q&A, if you want to ask a question, I’d like to remind you can submit questions at any time to the chat box on the left hand side of your screen and we’ll look to address everyone’s questions in the time allotted. Now I’d like to open the floor for questions that you may have. Thank you.

Gillian Smith: Okay. Alright. Thank you everyone. We have several questions from the audience that I will read them all out and if you have more, we can also continue to do those, continue to submit them and I can read them out as they arrive. Starting with, Chris, can you share the overall transaction timeline and key moments that are leading up to close?

Chris Gates: Yeah, absolutely. So as we just discussed, we originally filed our initial S-4 and effectively launched the transaction on June 25th. We’ve had a smooth SEC review process with our S-4. It was declared effective yesterday, September 13th. The next steps will be the distribution of a final proxy statement to Spartacus shareholders, and we’re anticipating a shareholder vote in late October, the last week in October leading up to a close to follow.

Gillian Smith: Okay, great. Thanks. Next question ‒ how will you use the funds and proceeds from the transaction?

NextNav Investor Day

Chris Gates: Again, I think to reiterate, the purpose of this transaction is really to accelerate the national deployment of our TerraPoiNT, our revolutionary TerraPoiNT service. A portion of the proceeds, of course, are going to be used to build some capabilities in the Pinnacle system, but the primary use of proceeds is to deploy our next generation GPS system across the US and work to bring that capability globally.

Gillian Smith: Great. You’ve recently announced a partnership with Atlas Earth to integrate vertical location into their game. Can you expand upon how you see the market opportunity there?

Ganesh Pattabiraman: Sure. So we’re excited by our partnership with Atlas Reality. To the best of our knowledge, this represents the first gaming experience that actually incorporates 3D or Z-axis capability into the gameplay, and that’s very unique. What’s special about this is Atlas actually took our Unity, which Atlas is built on the Unity plugin or Unity platform, took our Z-axis as a plugin built for the Unity engine to incorporate the service very seamlessly. And, as you have seen, we just announced the Unity plugin a few months ago, so they’ve been able to do this relatively quickly, which is a testament to how easy it is to incorporate this capability. In general, we’re very excited by the gaming ecosystem. The gaming ecosystem represents a large market, about $215 billion by 2024, and also they’re very early adopters of technologies like ours. And so for us that represents a very key proof point of the technology.

And I would also say this further amplifies our overall strategy in the application space because of our partnership with both Unity and, actually, Epic Games, who are the developers of the Unreal Engine, both of which we have a plugin to support both those capabilities. And Unreal actually gave us a MegaGrant to support it. We’re actually very excited by it because we see many more applications and games starting to develop that will incorporate the Z-axis capability. And Atlas Reality represents the first of these.

Chris Gates: And gaming developers are very competitive with one another, so as soon as there’s a new feature, they all want to jump on it.

Gillian Smith: Thank you. Congress passed several laws for GPS backup capability, but have it have yet to receive funding? What are your thoughts about legislative tailwinds?

Ganesh Pattabiraman: Yeah, that’s a good question. I mean, I think we see - we’ve been very active in Congress, obviously, as Chris mentioned, we have not accounted for any funding from Congress in our business plan but, should it happen, it will be a very positive tailwind for us. And we see several legislative vehicles that are moving that incorporate some level of support for resilience in general and GPS resilience in particular. So, for instance, in the standard appropriation cycle, we’ve seen Congress actually moving forward towards adding support for a PNT resilience capability on a nationwide basis. There will be some level of analysis and studies done in the next couple of years, but we believe that should lead to a procurement of these types of services on a going forward basis. So I think in general, what is really good to see is how plugged in the government is on this issue and how we see actually Congress in general trying to build this national capability to ensure our infrastructure is resilient and protected on a going forward basis.

Gary Parsons: It’s important to note it is totally bipartisan, and has been through these years, and there’s actually no disagreement at all that there’s a need for it. At each stage of the congressional appropriations, they’ve provided sufficient money, say for example, for DOT to run the trials that they ran last year that we performed so well in. I think the next stage is they will be looking at various mechanisms of how that can be deployed and put into operation. So it is a path that’s leading towards what we believe will be a future availability across a broad array of capabilities that we would provide, not only the timing services, which are needed, candidly, not even just as a backup, but as a primary timing source for small cells inside buildings, in urban markets where GPS doesn’t reach, but also as the resiliency element.

NextNav Investor Day

Gillian Smith: Thank you. What do you see as the competitive landscape for both Pinnacle and TerraPoiNT, and are there particular advantages with NextNav’s technology?

Ganesh Pattabiraman: Yeah, I think, I mean, Arun obviously addressed a lot of those capabilities. I mean, we’ve got two distinct networks that we built. The Pinnacle service obviously delivers altitude capabilities with today’s GPS based technologies and the TerraPoiNT service that delivers the full 3D and timing capabilities for the ideas that are deployed. On the TerraPoiNT side, I think the technology bake-off that the Department of Transportation did last year gives you a good view into where we stand relative to the competition. There were about 11 different technologies that were evaluated by the Department of Transportation. In fact, there were about 20 that submitted a request and only 11 got picked and of those 11 technologies, we were the only solution that could provide the equal end services as compared to GPS of position navigation and timing. And we were also determined to be the ‒ or deemed to be ‒ the highest performing solution across all of those categories of position navigation and timing.

So I think we feel really good about this, and I think we obviously feel that validation of the technology, and now we’re ready to scale that technology with this transaction, and so we’re pretty excited.

On the Pinnacle side, I think we’ve said every company location provider in the world has tried to solve the Z-axis problem because it’s if you’ve solved the X, Y then definitely want to try and tackle the Z-axis capability. Unfortunately, they have not been successful and fortunately for us we developed a platform that is highly precise, highly scalable and leveraged standard components that were found in mass market mobile phones. And so this is something that, again, we think is very differentiated because we’ve got a purpose built network that solves this problem. Other companies that have participated in the CTIA trials, as we mentioned, could not deliver the level of precision that we did. And we delivered three meters 94% of the time. The other providers like Polaris that couldn’t deliver that type of capability and I expect companies like Apple and Google who deliver X, Y on mobile phones today to try and solve that problem too. I think what’s important to recognize here in addressing the Z-axis capability is that precision matters, and reliability and ubiquity matters, because if you’re looking at public safety, being able to deliver floor-level is really important if it is not three meters, and if it’s nine or 10 meters, then it really is no different from being either useful or not useful at all. And so I think we think that’s an important filter, and that’s why the FCC settled on a metric of three meters, 80% for 911 purposes. We see similar reaction in the gaming business. So I think from our perspective, yes, there are other solutions that today don’t deliver and there may be others that over time could come about. But I think we’re the only solution that has shown to be in a blind test bed, and in the real world, shown to demonstrate a high degree of precision, ubiquity and reliability. And this is why AT&T FirstNet selected us for an important function of serving the public safety community.

Gillian Smith: Thank you. This was directed to Chris. Chris, how to NextNav’s yields per customer assumptions compare to other services?

Chris Gates: That’s a great question and we’re a little bit constrained in how we can answer that. We have not publicly disclosed pricing to the marketplace, so we want to be a little bit cautious in how we discuss that, but we would expect, I guess, unit yields to be consistent with services that are in the location space. In other words, you can imagine for real-time tracking services, in public safety, for example, anywhere from tens of cents up to pricing north of a dollar for unlimited use type cases. As we get into the usage models, they’re so specific to the use case that it’s a little difficult to give a specific number without getting into a tremendous amount of low-level detail that we’re probably not quite prepared to disclose at this time.

Gillian Smith: Thank you. We have several questions that are about the spectrum, so I’m going to try to package these. A couple of them here, also from Mike Crawford with B. Riley, so I’ll try to package these into one or a couple of larger questions here. So what are the advantages of broadcasting eight megahertz of spectrum versus five megahertz size broadcast? What’s the spectrum sweet spot for a TerraPoiNT network with signals robust enough to penetrate walls and not too costly to deploy given the lack of propagation? And if you could share how much spectrum is required for our current business plan?

Gary Parsons: Okay. Let me take that on, because I think some folks have in the past noted that, okay, you’re using eight megahertz contiguous in the United States, and yet in Japan MetCom and the Japanese government provided five. So why isn’t it the same? And actually, that eight megahertz that we have is a combination of two separate licenses that happened to be side-by-side. And we have permission from the FCC to blend them and use them in concert together, or to use them separately. So, certainly all that is essentially required and what we would intend to be the pattern likely going forward, internationally, is the five megahertz because that is sufficient for most of our locational purposes. We are right now broadcasting on both of those segments. If at some point in the future we decided to send additional information down one of those versus the other, I mean, you could, of course, look at selling off some portion of it if it was not required, but right now, we like where we’re positioned. We like the fact that we’re using both of those licenses, but that only a portion of that is probably acquired to provide just purely the PNT solution.

NextNav Investor Day

We have a data package that exists within the payload that we send anyway, even within both of our signals, if we wanted to dedicate more data to one of the signals and less data and just pure location to the other, that provides us some flexibility. So we have a significant amount of flexibility and, candidly, any of the investors who know us as both investors and our histories, we have a lot of creativity as to how we maximize the value of that spectrum. So in answer to directly the question, we think five megahertz internationally is a sufficient footprint to do what we need to do with the full TerraPoiNT PNT solution. It is more robust with sending both the two and the five together or the two licenses together. But yes, that gives us a significant amount flexibility going forward.

Gillian Smith: Thank you. Here’s a question. Can you improve vertical accuracy over time?

Ganesh Pattabiraman: I think we absolutely believe that that can be done. It is a question of not just the NextNav system, we are optimizing system from an end-to-end capability. So this includes the barometer pressure sensors that go into mobile phones. So some level of performance is dependent on how good or how high quality they are, and then some of it depends on some of our algorithm improvements to overall enhance the system. So yes, I think in combination of those two, we think over time we can absolutely improve them. And I mean, I would harken this to the early days of GPS. GPS, when it’s launched was not as precise. It was also very expensive. And fortunately we are now used to location and location precision has improved, and we expect to be able to do the same on the Z-axis capability to get to much higher levels of precision here.

Gary Parsons: I think that it’s an important point, but I also want to reiterate and focus the point that Ganesh made earlier, which is, from the vertical standpoint, there is significant importance behind being able to, with a high precision, high reliability, very large percent of the time, identify the floor. Whether you’re getting into sub floor or what shelf something is on is actually less important when you’re looking at data analytics and foot traffic analysis and elements for attribution to the retailer as to what the success of a campaign was. All of those are generated by the fact that you are able to peg what floor level. As Ganesh said, if it’s sometimes floor-level, it may as well not be, but if it’s very highly accurate for floor-level, that provides most of the break point that we see from an economic and performance standpoint.

Gillian Smith: Excellent. Thank you. What types of markets are the most challenging for deployments?

Ganesh Pattabiraman: So I would answer the question slightly in a different manner. I think all the different markets afford the two technologies, what really is different is how we go about it. In the Pinnacle case, it is a passive network that we deploy and, in the TerraPoiNT case, we have an actively broadcasting signal, and so the steps that you have to take to deploy the network are different in the Pinnacle case. You don’t require zoning and permitting, because there are no active radiating equipment that you have to put up there. You do have to go through your lease process, and so the time it takes to deploy a market really depends on the local regulations. That’s a function of, in New York and San Francisco, it takes a little bit longer than it does in markets in some of the smaller markets, and so that’s really where the difference rides. So for us, really, what is, as David highlighted, if you can organize systematically and plan for it, then the deployment of the actual infrastructure is you can have it down to a very tight script. It’s the local time differences for some of the permitting and zoning processes that differ, and that really becomes the long pole here.

NextNav Investor Day

Gary Parsons: And, clearly, when David mentioned like the RF propagation analysis that you have to go through on a TerraPoiNT network, yes, a very, very dense market, like New York City, does require a denser concentration of the transmitters. So that adds some problematic, but I would say from a standpoint of saying the challenge of deployment, it’s well understood. We have initial markets in our networks in 50 markets. We know what it’s like in a smaller market versus a New York City. So we have good experience, not only with the time and the cost of it, but also the cost of maintenance and ongoing operations. So from that standpoint, we feel we have good visibility to both the challenge to do it, the time it takes to do it and the cost to do it on a network form.

Gillian Smith: Thank you. We have another one from Tim Horan at Oppenheimer. How do you accelerate international growth and to make this a global standard?

Gary Parsons: Well, let me say it, it already is a global standard. The nice thing is that we talk about here were the different technologies that were tested or something like that, but actually getting three GPP as the international standards body to say, this is the way we’re going to do terrestrial-based location. It’s actually internationally considered an alternate satellite constellation. So you have GPS Galileo, GLONASS, they do, and terrestrial beacon systems. So that element of standardization is already in place and I think that that follows for the ecosystem going forward. And I think that certainly there is a hurdle to overcome country by country with access to spectrum but, we found, even as we found in Japan, many of the local cellular carriers, they don’t resist us being awarded the spectrum because, frankly, they’re all using it as a common utility and it helps their timing for their 5G deployment of small cells and things like that.

So, unlike normally, there’s this battle Royal over getting new spectrum, here is a very cooperative process and the government clearly sees it as a public safety, national security type of a capability. So the spectrum access, and I think in countries will flow fairly smoothly. And in the Pinnacle networks, Ganesh has made the point, but it’s probably worth reiterating, we will largely work through partners all around the world. We don’t expect to raise money, do the CapEx to deploy a Pinnacle network in Tokyo. MetCom’s doing that and we’ll license them the technology. We may even sell them equipment since we’re building it and designing it. We give the intellectual property rights to it. We may share in the ownership of that local operating company, as we do with MetCom, and then we get a revenue share, but it’s a low CapEx expansion. And particularly for Pinnacle, it’s something that, as David noted, can be deployed very rapidly. We’ve already got all the IP locked in. We have the cloud capabilities, what can be expanded country to country, to country very rapidly. It’s the reason we were able to do it in Japan almost overnight. So I think those a little bit stronger hurdle to the share point because of the need for the underlying spectrum, but obviously to the extent you’re being awarded free of charge spectrum, that’s a nice underpinning asset value that you’re being done country by country. Much more rapid, I think, on the Pinnacle side.

NextNav Investor Day

Gillian Smith: Thank you for that, Gary. The market opportunity slide has a Facebook logo. Do you currently have a relationship with them?

Gary Parsons: I guess you’ve been closest to that relationship over the years here. You want to?

Ganesh Pattabiraman: Yeah. So, yes, we do have a relationship with Facebook or a partnership. We’re very excited by it. Unfortunately, I can’t provide you more details until it’s fully made public, and so I think we’ll disclose the details over time.

Gillian Smith: Thank you, Ganesh. Can you rank the order of the three or four services you provide in terms of importance of revenue breakdown?

Chris Gates: Well, essentially, let me get into our revenue model in a little bit more detail on that and that may help answer the question. Because essentially we’re really providing our Pinnacle altitude service and we provide that on different pricing basis, depending on who the end customer is. And then we’re providing our full TerraPoiNT service, which has different capabilities. It’s got the sort of full positioning navigation, real-time tracking capability, as well as the timing service capability, which is essential for critical infrastructure. But when we look at our business case, and we think about the importance of the different industry segments, we’re not, I don’t think as a company we’re doing segment based reporting right now. But when we think about our revenue buildup for our Pinnacle service, again, we’re selling into five key verticals initially: public safety, which AT&T has discussed that they’re selling FirstNet to essentially 10 million public safety customers, three million primary first responders, and then 10 million encompasses kind of the full body of how they view the public safety market. And so it has an attractive profile on a per customer basis because it’s predominantly persistent usage type customers where our fees can range again from tens of cents per month, all the way up to maybe a dollar or more depending on who the developer customer ends up being. But it’s three, it’s between three and 10 million customers.

Now, as we get into our mass market segments ‒ we talk about gaming, we talk about data and analytics, we talk about mass market apps ‒ then we’re talking about essentially the full app economy in the US and globally. And that’s obviously hundreds of millions of potential users in the US and we view that as a substantial opportunity, but it’s a volume opportunity, right? It’s driven by hundreds of millions of potential users. Our partnership with Gimbal, for example, reaches 120 million active users in the US across 1,500 mobile applications. And so you can think about slightly different economics on a per user basis, right, but you can think about substantially higher number of users.

And then as we move into enterprise and IoT services, we’re thinking more about traditional in the case of asset tracking pooled, fixed type models people are used to in that market today, purchasing ‒ whether it’s location data, whether it’s mapping data ‒ they typically purchase those services on a per fix basis and they’ll buy in thousands or tens of thousands or hundreds of thousands of fixes and they may use them frequently, or they may use them infrequently. And so we see different usage profiles depending on the type of asset and the use case. And then of course, we get into lone worker tracking type applications ‒ the hotel safety use case is an interesting one ‒ industrial safety type use cases, and those tend to be much closer to that persistent tracking case that we see in public safety. And so that’s really how we see our revenue buildup kind of growing over the next few years with our Pinnacle service. And then, of course, once our TerraPoiNT service launches, one might imagine because it’s a full 3D PNT capability, slightly higher unit economics on a per customer basis but, again, reaching that large segment that we’re already approaching with our Pinnacle service, and then expanding that into new markets and capabilities that aviation use cases, for example, are almost uniquely addressable by TerraPoiNT.

NextNav Investor Day

Gary Parsons: And those, by the way, those are the classic recurring revenue buildup models that you’d be used to seeing in there. We actually will have certain other revenue streams. I mean, we mentioned sale of equipment, like to international partners or something like that for their deployments. But also we have on many of these platforms, a significant network integration effort, or they pay us to integrate our capability into that which may actually be a lumpiness to the revenue. And in those cases, it’s more likely, actually, it’s almost a deferred revenue. The cash comes in the door, but we don’t book all of that. So a little bit of difference between GAAP revenue and what we see as actual billed revenue that we have. And that, in the longer term, that kind of washes out because it doesn’t impact the larger revenue numbers, but in the earliest stages, sometimes it can be a pretty decent lump, but once again, normally spread out over whatever the length of the term of the contract is.

Gillian Smith: Okay. So couple of questions also related to the same subject here. First one is, could you discuss the number of customers embedded in each of the annual revenue estimates? This individual is trying to get a sense for expected concentration amongst customers rather than underlying use cases, as well as any expectations around pricing or wallet share over customer lifetime.

Chris Gates: Yeah, I don’t think we can get into that level of detail right now. We’re a little bit constrained by what we’ve placed into our S-4 and so we’ve presented a set of financial projections to the marketplace, and I think we would encourage people to review the content that’s in the S-4.

Gillian Smith: Thank you. Can you also share how long is a typical contract and will you have built-in escalators on prices?

Chris Gates: That’s a question I think we can discuss and it depends somewhat on the end customer. So, in the mass market segment, we do anticipate annual renewable contracts and we have signed contracts like this. So typically an integration period of one-year service term, and then an expectation of renewal at the end of that term. In some cases, especially as you get into more critical mission, critical type use cases, one can imagine that there are longer term contracts. For example, our initial services contract with AT&T was three years. And one can imagine for other similar types of service where assurity of service over a longer time horizon is important you can see extended contact duration. Now in terms of pricing and escalators and so forth, I don’t think the internal mechanics of our pricing we’re going to disclose today.

Gillian Smith: Thank you. What is the latest with the FCC rules with E911? What do you see happening here? What’s the timeline? And are you working with any carriers right now?

Gary Parsons: Let me hit that one, because actually I’ll start that with a reminder for folks who maybe don’t know some of the history of it, but we were instrumental in working with the carrier community, the entire carrier community, all of the ecosystem providers as well too and the FCC back in 2012 to demonstrate that, in fact, you could reliably identify someone’s location indoors, horizontally. And then also we obviously were the first ones to prove you could do it vertically by floor-level. And that led the FCC and the industry and public safety because, obviously with that information now public, public safety said “great, we’ve been waiting for this forever.” And the FCC issued rules in 2015 on the horizontal aspects of it, charged the industry with determining what could be done vertically. And that was completed in the 2018 timeframe. And then the rules came out adding vertical to it.

As you may be aware, the top 25 markets, I think Dan mentioned this, carriers have to have that floor level vertical accuracy in the top 25 markets next year. Next April, it was originally this past April, but it got extended one year. And then the 50 markets the following year, which would be 2023, and then 2025, it’s fully nationwide. Now you’ll notice, as we talked about our Pinnacle network deployed with AT&T, for FirstNet and first responders situational awareness, it’s everywhere in the nation already. We essentially knew that responsibility was not just, and demand was not, just a top 25 or a top 50. So we expanded out to 4,400 cities and towns and 90% of all commercial structures over three stories. So that’s where the need was identified, by public safety. That is eventually where the FCC will make a requirement. Our anticipation is it will move much more rapidly to nationwide because it is available that way. And I think and, yes, we are actively having discussions with carriers today about 911 and meeting those applications, certainly for the top 25 and 50, but more candidly for the whole nation where it is available.

Gillian Smith: Thank you. What does your patent portfolio consist of?

NextNav Investor Day

Ganesh Pattabiraman: Yeah, so I think as we covered it, I mean, we’ve got quite an extensive and deep patent portfolio, over 100 patents granted over the last 10 years, which are not just US but global in nature. And so we think we’ve got a pretty robust portfolio that allows us to operate globally with the technology. The patent portfolio covers network design, the signals’ optimization, timing synchronization, security aspects, better contextual information for the end user. And so it spans not just the technology part of it, but it also goes all the way to the application side. And so I think that’s probably one of the things we were proudest of is a pretty significant patent portfolio across both Pinnacle and the TerraPoiNT systems.

Gillian Smith: Thank you, Ganesh, and just two last questions, unless any more come in. How do you sell your products to customers? More specifically, how do you get the technology in the product or in the app?

Ganesh Pattabiraman: So there’s actually the Pinnacle service, which is available today since the beginning of the year commercially on a nationwide basis. That’s relatively simple. We have multiple ways to incorporate that. We’ve got a software development kit that works both on Android and iOS platforms. It leverages the hardware that’s already in the phone, which is the biometric sensor. And the application provider can actually just incorporate that SDK as they call it within the applications just as they do today, if you’re incorporating horizontal positioning capabilities to, into any gameplay, for instance, and so that’s available. We obviously to ease the implementation on the gaming side, we built a Unity plugin that allows the Unity based applications, like Pokémon Go, to incorporate it relatively easily. Epic gave us a MegaGrant to incorporate our capabilities onto the Epic platform. And that is also available now.

And so with those, it literally is a drag-and-drop into the application to enable it. And then we also have an API that allows the end applications that don’t necessarily want a software development kit, but want a more simpler API to access it to do so. So variety of ways to do, get access to it. How it gets eventually monetized depends really on the end application, whether it’s they want to give unlimited gameplay or unlimited usage in the public safety scenario that we see, or if they want it on a per request or per fixed basis, location fixed basis, they have full control of. But I think, as you’ve seen with all these applications, they’ve been able to do it relatively quickly and easily and I think that’s a testament to how well the platform is built

Gary Parsons: That’s worth noting as well, too, that because we have these SDKs available or an API, if it’s not using an iOS or Android operating system, we will sometimes work with a platform provider who is incorporated into their suite of support. But if it’s a very large application or a very large company that may want it customized to theirs, we certainly would work directly with that entity to ensure that that performance, whether it’s an API or in a lot of the enterprise an IOT tracking type thing, you may work individually with that end user as well.

Chris Gates: Yeah. You had that dovetails with the comment you made earlier. For mass market applications, we don’t see a lot of integration support required because it is so simple for them to integrate the capability. As you get into some of these large, very customized use cases that are tailored to very specific uses, which often are significant, that’s where we see some of these integration fees come in and that become a more important part of the revenue for those types of services.

Gillian Smith: Thank you. We have had a couple of more questions come in, so we’re not done yet. What is your most important intellectual property, and related to this, what is the largest barrier to entry to your business?

NextNav Investor Day

Ganesh Pattabiraman: Oh, I think it’s a combination of things. It’s obviously, in the TerraPoiNT side, it’s a combination of our network, it’s the spectrum asset we own and the IP around it. So some of these techniques that we’ve talked about, network trilateration is not a new phenomenon. It’s been there since I think Pythagoras came up with those theorems, and so our innovation and intellectual property really around that spans the network design, how we place the network, how we optimize the network for performance. How do you ensure that you can deliver precise X, Y, and Z capabilities, both in Alaska and Phoenix, Arizona? Because, ultimately, positioning network is all about timing and how precisely you can get timing out the network and all of that varies depending on the environment you’re in or how sensitive the biometric sensors are. So I think I would say it’s daily spans, it’s not just the intellectual property, which is a key component. And we have some very unique IP, as I mentioned, but it’s also the spectrum and the fact that we built a purposeful network.

Gary Parsons: And it is probably also an interest cause we sometimes get the question as well, too, “Well, if this is all protected by IP, how did you get it globally standardized? How was it now an international standard?” And that of course was, I mean, he came from Qualcomm, so he kind of knows how to do this, but we took the essential IP that’s necessary. And we do that through FRAND terms or fair and reasonable access to that, but obviously we kept an entire suite of how you really do it. And some of the more esoteric elements of that are patentable to our own. So we really now have an international standard where, if you think about it, the whole ecosystem either comes to us for it, or they have to build off of a platform that we’ve already established with terms and waveforms and everything else that have already been set into stone internationally. So it provides us a significant, I’ll call it, leverage power to the intellectual property portfolio to have gotten it as an international standard, but all of the stuff that makes it accurate in the end is still under our protection.

Gillian Smith: Thank you. Can you help customers monetize data?

Gary Parsons: Oh yeah. And Chris, probably the best example you give about that is the classic data and analytics case because there is already an entire ecosystem for monetizing location-based data and analytics, except it blows up sometimes if you don’t know the vertical. I mean, if it’s in a three-story shopping mall, you don’t know, you may know where you are horizontally, but it could be three different entities. If you’re in a retail level New York City type of a situation, you’re trying to do foot traffic analysis. When you’re getting foot traffic from every residential person in the building that’s above it, if you don’t have a way of extracting that out, so what you’re really doing is you’re allowing the company that already sells these audience attribution elements or foot traffic analysis to now make that data they’re providing, and they’re monetizing today, way more powerful, way more accurate and useful to the advertising community, because now they can, in fact, determine, “yes, it really was the Gap on the second floor versus the yogurt store on the first floor.”

NextNav Investor Day

Ganesh Pattabiraman: Yeah, and let me add a few elements to that, because I think it’s an important question, but it’s also a sensitive question because I think privacy obviously comes into my mind when people ask that type of question. I want to say we at NextNav take privacy very seriously and have planned for it. Fortunately, because we built this platform or we had the benefit of building the platform when things like GDPR and CCPA are well known and well understood industry best practices that are in place, so we’ve designed the system to be always user opt-in. We don’t do anything that unless the user opts in. We don’t have access to PII data or the personal identifiable information. And that’s really left up to the applications. We don’t get access to that type of data and, where needed, we’ve always isolated the data for the end user. So, there are, depending on the application, such that there’s no co-mingling of this type of data. So I think, yes, we can help apps absolutely monetize and get better audience and context, but we do it in a manner that is actually privacy friendly or privacy first and ensures that all the right best practices are put in place so that those are not issues that we and our end customers have to worry about.

Gary Parsons: Let me make one final point. I kind of realized we covered it briefly, but the full impact of it, or context of it, may not have been picked up immediately, but this whole Atlas Reality and Atlas Earth, sure, it’s an immersive 3D gaming type of a situation. Exactly kind of what you’d think about ‒ “Wow, so now I know where I am vertically?” But one of the other real reasons they wanted to incorporate vertical? Prevent fraud, prevent spoofing from gaming people because they can immediately say, “Oh, wait a minute. You’re nowhere near that location. I’m not going to accept your input because you are clearly not at this location.” So, who else needs to do that? Oh, point of sale terminals or other things like this or swiping credit cards. There are an awful lot of insurance location, fraud elements that suddenly you actually didn’t need that vertical for an ad sale or something, you needed it to prevent fraud and abuse.

So, I mean, there are a lot of these other elements. We talk about GPS having had this unexpectedly large impact on the US economy, that’s because the subtle second tier elements come into play that once it’s available the creativity of all of these industries to utilize it to their highest and best use come into play. So I thought that was an interesting aspect. We kind of mentioned they were using it for that purpose, but you need to think about who else would do that for that same purpose.

Gillian Smith: Thank you. What can EBITDA margins be in the very long-term?

Chris Gates: Sure. So for the period of projections that we presented today, I think we showed 2026 at 46% EBITDA margin and the operating leverage of our business we believe can drive up to 90 cents of every dollar of incremental revenue to the EBITDA line. So, over the longer periods, we expect to see EBITDA margin potential over 70%. As we grow our business past 2026, we start to see the impact of very favorable economics from our TerraPoiNT system’s acceleration in international, as well as continuing to add customers and value with our Pinnacle service.

NextNav Investor Day

Gary Parsons: Yeah. Let me add, I’m trusting a lot of other things that happened to occur to me at the time, but also I think it’s important to look at it’s not even so much, okay. Investors always want to know “When’s your first revenue? When are you going to be able to profit? When are you going to be cashflow positive? But when are you going to be profitable? Blah, blah, blah, blah.” And at an early stage company like this, it almost to me, the more important investor question is to ask themselves three key questions: Number one ‒ “does this technology work? Is it proven? Can it do what it says it can do? And does it do it reliably? And can I count on this?” Well, this has been vetted by almost every independent study in governments around the world. So we know that works.

The second question is ‒ “is the service it’s providing valuable? Would people want it?” And we see the number of people that have been trying to crack that vertical location for decades now. We obviously know that’s a desirable thing that will be utilized, and then that kind of leads an investor to say, “Well, the only third question is, do they have enough money to pull it off? And is this a management team that can bring it to fruition?” And I think the investor group we’ve historically had with us, I mean, these are true blue-chip name, long-term investors, the PIPE investors. That was a very quick, very oversubscribed PIPE, which is, I think unusual right now in this back environment. And if you look at the names in that, I mean Koch Industries and other larger, institutional, long-term holders for this that see the future of having built an enduring asset, that then just replicates and replicates and replicates the product on the end of it.

And then clearly, the team then has been with it, I mean, how many years, Chris, have you been? I’ve been 10 or 11 years, you’ve been 14 years, you’ve been 10 or 11, David - we have an experienced management team that has done this same thing before. And that doesn’t guarantee success, but it certainly takes a little of the investment anxiety out of does the technology work, is there a market for it? Can these guys pull it off? And I think we meet each of each of those key checkboxes.

Gillian Smith: Thank you for that. Final question.

Gary Parsons: That’s our final answer.

Gillian Smith: How should we think about NextNav’s market success for the next 12 to 24 months?

Gary Parsons: Well, I think actually a little bit of that reflects back on what I just said, because yeah, sure, you’ll look at where’s the revenue and how’s it going, but it’s also milestones that investors will be able to see in the nearer term‒ on over, say, the next four or five or six quarters, or so‒ that say deals that you’re signing, platforms or partners that you’ve signed up as we’re building out the TerraPoiNT network turning up of this market versus the next market versus the next market, whatever support we get international partners that are thinking in an expansion, not just to Japan, but to other countries beyond that, further adoption of the ecosystem and the underlying technology around the world. I think those are the forward-looking indicators that will identify whether or not this is, in fact, building into sort of long-term enduring platform that we believe it is.

Gillian Smith: All right. Thank you all very much. Thank you everyone for joining us and you can find all the presentations later on today on our IR website. Thank you.

Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to Spartacus Acquisition Corporation’s (the “Company”), NextNav Holdings, LLC’s (“NextNav”), or the combined company’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the business plans, objectives, expectations and intentions of the public company once the transactions (the “Transactions”) contemplated in the merger agreement (the “Merger Agreement”) are complete, and NextNav’s estimated and future results of operations and financial conditions, financial projections, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on the Company’s or NextNav’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Spartacus’ or NextNav’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Transactions; (2) the inability to complete the proposed business combination contemplated by the Merger Agreement and the Transactions due to the failure to obtain approval of the stockholders of Spartacus or other conditions to closing in the Merger Agreement; (3) the ability of the combined company to meet Nasdaq’s listing standards following the Transactions; (4) the inability to complete the private placement investment; (5) the risk that the proposed Transactions disrupt current plans and operations of NextNav as a result of the announcement and consummation of the Transactions described herein; (6) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers retain its management and key employees; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, including from the Federal Communications Commission, required to complete the business combination; (9) the possibility that NextNav may be adversely affected by other economic, business and/or competitive factors; (10) the outcome of any legal proceedings that have or may be instituted against Spartacus, NextNav or any of their respective directors or officers, following the announcement of the Transactions; (11) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; and (12) other risk and uncertainties indicated from time to time in other documents filed or to be filed with the Securities and Exchange Commission (the “SEC”) by Spartacus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and NextNav undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, whether as a result of new information, future events or otherwise.

Additional Information About the Transactions and Where to Find It

Spartacus Acquisition Shelf Corp. (“Shelf”) filed with the SEC a Registration Statement on Form S-4, that includes a preliminary proxy statement of the Company and also constitutes a preliminary prospectus of Shelf, in connection with the Transactions and will mail a definitive proxy statement/prospectus and other relevant documents to the Company’s stockholders. The Company’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, any amendments thereto, the definitive proxy statement/prospectus and the other relevant documents filed with the SEC in connection with the Company’s solicitation of proxies for its stockholders’ special meeting to be held to approve the Transactions because the proxy statement/prospectus will contain important information about the Company, Shelf, NextNav and the Transactions. The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions. Investors are able to obtain copies of the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus and other relevant documents filed by Shelf and the Company with the SEC at the SEC’s website at www.sec.gov. Stockholders of the Company will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Spartacus Acquisition Corporation, 6470 E Johns Crossing, Suite 490, Duluth, Georgia 30097.

Participants in Solicitation

The Company, Shelf, NextNav and certain of their directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders with respect to the approval of the Transactions. Information regarding the Company’s directors and officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC. Additional information regarding the participants in the proxy solicitation, including NextNav’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in in the definitive proxy statement/prospectus and other relevant materials filed with the SEC regarding the Transactions when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to the Company as described above under “Additional Information About the Transactions and Where to Find It.”

No offer or solicitation

This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.